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SECU 04019431 OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 7 2004
WASH. D.C. 155

SEC FILE NUMBER
8- 5072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E Rothstein (770)858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400	Atlanta	Georgia	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven E Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Capital Corporation, as of December31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Sr Vice President & Chief Financial Officer

Title

Notary Public

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (0) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Advantage Capital Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Advantage Capital Corporation (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

Advantage Capital Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2003

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	6,554
Cash segregated under federal and other regulations		347
Deposits with clearing organizations and others		121
Receivables from broker-dealers and clearing organizations		855
Receivables from investment advisors		692
Securities owned, at market value		159
Security pledged to insurance company		84
Notes and accounts receivable from registered representatives		59
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $2,333		1,231
Receivables from affiliates, net		70
Goodwill		7,149
Deferred taxes		1,601
Prepaid expenses and other assets		376
Total assets	$	19,298
Liabilities and Stockholder's Equity		
Commissions payable	$	1,228
Accounts payable and accrued expenses		530
Payables to broker-dealers and clearing organizations		16
Other liabilities		56
Total liabilities		1,830
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock - $1 par value; 13,850 shares authorized; 13,850 shares issued and outstanding		14
Additional paid-in capital		16,494
Retained earnings		960
Total stockholder's equity		17,468
Total liabilities and stockholder's equity	$	19,298

The accompanying notes are an integral part of these financial statements.